UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the

SECURITIES ACT OF 1933

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

49926T104

(CUSIP Number)

Adam E. Stella

Moulton | Moore | Stella LLP

Frank Gehry Building

2431 Main Street, Suite C

Santa Monica, California 90405

(310) 399-0950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS Sjouwerman Enterprises Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,378,242*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,378,242*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,242*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14	TYPE OF REPORTING PERSON PN

*

Represents Class A Common Stock (as defined below) issuable upon conversion of an equivalent number of shares of Class B Common Stock (as defined below) which are convertible at any time at the option of the holder.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Commission on August 4, 2022, plus shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP (as defined in Item 2 below).

CUSIP No. 49926T104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Sjouwerman Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,378,242*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,378,242*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,242*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14	TYPE OF REPORTING PERSON OO

*

Represents Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock which are convertible at any time at the option of the holder, which are held of record by SELP. Sjouwerman Management (as defined in Item 2 below) is the sole general manager of SELP and may be deemed to have voting, investment and dispositive power with respect to these securities.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Commission on August 4, 2022, plus shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP.

CUSIP No. 49926T104	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Sjoerd Sjouwerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 103,816
	8	SHARED VOTING POWER 4,378,242*
	9	SOLE DISPOSITIVE POWER 103,816
	10	SHARED DISPOSITIVE POWER 4,378,242*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,482,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%**
14	TYPE OF REPORTING PERSON IN

*

Represents Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock which are convertible at any time at the option of the holder, which are held of record by SELP. Sjouwerman Management is the sole general manager of SELP and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers (as defined in Item 2 below) are managers of Sjouwerman Management and may each be deemed to share voting, investment and dispositive power with respect to these securities.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Commission on August 4, 2022, plus shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP.

CUSIP No. 49926T104	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Rebecca Weiss Sjouwerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,378,242*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,378,242*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,242*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14	TYPE OF REPORTING PERSON IN

*

Represents Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock which are convertible at any time at the option of the holder, which are held of record by SELP. Sjouwerman Management is the sole general manager of SELP and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers (as defined in Item 2 below) are managers of Sjouwerman Management and may each be deemed to share voting, investment and dispositive power with respect to these securities.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 79,672,881 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Commission on August 4, 2022, plus shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP.

CUSIP No. 49926T104	13D	Page 5 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of KnowBe4, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 33 N. Garden Avenue, Clearwater, Florida 33755.

On October 11, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oranje Holdco, LLC (“Parent”), and Oranje Merger Sub, inc. (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Vista Equity Partners Management, LLC (“Vista”). If the Merger is consummated, the Class A Common Stock will cease to be registered under Section 12 of the Act.

In connection with the Merger, on October 11, 2022, Parent and the Issuer entered into support agreements with (i) SELP and Mr. Sjouwerman; (ii) KKR Knowledge Investors, Inc. (“KKR”); and (iii) Elephant Partners I, L.P., Elephant Partners 2019 SPV-A, L.P., and Elephant Partners II, L.P. (such funds, collectively, “Elephant”). In addition, Vista entered into a support agreement with the Issuer. The foregoing support agreements are collectively referred to as the “Support Agreements”; and the support agreement to which SELP and Mr. Sjouwerman are parties is referred to as the “Sjouwerman Support Agreement.” Pursuant to their respective Support Agreements, SELP and Elephant have agreed to “roll over” a portion of their existing equity in the Issuer into an ownership interest in the parent company of Parent. Pursuant to its Support Agreement, KKR has committed to “roll over” a portion of its existing equity in the Issuer into an ownership interest in the parent company of Parent in connection with a reduction of its equity contribution to Parent. Under the Support Agreements, the applicable stockholders have agreed to vote all of their shares of the Issuer Common Stock in favor of the transaction, subject to certain terms and conditions contained therein.

By virtue of the Sjouwerman Support Agreement and the obligations and rights thereunder, the Reporting Persons may be deemed to be in a “group” with investment funds affiliated with Vista (together with the Reporting Persons, the “Investors”) for purposes of Section 13(d) of the Act. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and each of the Reporting Persons expressly disclaims beneficial ownership of all securities owned by the other Investors.

The foregoing description of the Sjouwerman Support Agreement is qualified in its entirety by reference to the full text of the Sjouwerman Support Agreement, a copy of which is attached hereto and incorporated by reference herein.

Item 2. Identity and Background.

(a), (f). This statement is being jointly filed on behalf of:

•	Sjouwerman Enterprises Limited Partnership, a Florida limited partnership (“SELP”);

•	Sjouwerman Management, LLC, a Florida limited liability company (“Sjouwerman Management”);

•	Sjoerd Sjouwerman, an individual and citizen of the United States; and

•	Rebecca Weiss Sjouwerman, an individual and citizen of the United States and Sweden.

The entities and persons set forth above are collectively referred to as the “Reporting Persons.” Sjouwerman Management serves as the general manager to SELP. Each of Mr. Sjouwerman and Ms. Weiss Sjouwerman serves as a manager of Sjouwerman Management (each, a “Manager”). The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

(b). The principal business office of each Reporting Person other than Mr. Sjouwerman is c/o Sjouwerman Enterprises Limited Partnership, 144 Willadel Drive, Belleair, Florida 33756. The principal business office of Mr. Sjouwerman is c/o KnowBe4, Inc., 33 N. Garden Avenue, Clearwater, Florida 33755.

(c). The principal business of SELP consists of making and managing investments. The principal business of Sjouwerman Management consists of performing the functions of, and serving as, the general manager of SELP. The principal occupation of Mr. Sjouwerman is serving as the Chief Executive Officer of the Issuer. Ms. Weiss Sjouwerman does not currently have a principal occupation.

CUSIP No. 49926T104	13D	Page 6 of 9 Pages

(d), (e). During the last five (5) years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering on April 21, 2021 (the “IPO”), SELP held common stock of the Issuer, which shares of common stock converted into shares of Class B Common Stock of the Issuer (the “Class B Common Stock”) at the time of the IPO. Immediately following the closing of the IPO, SELP directly owned 6,414,640 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Additionally, each share of Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Class A Common Stock upon any transfer.

Following the IPO, Mr. Sjouwerman acquired 103,816 shares of Class A Common Stock, in the aggregate, in connection with the vesting and settlement of restricted stock units (“RSUs”) granted under the terms of the Issuer’s 2021 Equity Incentive Plan in connection with Mr. Sjouwerman’s service as Chief Executive Officer of the Issuer.

As noted in Item 1 above, pursuant to its Support Agreement, SELP has agreed to “roll over” a portion of its existing equity in the Issuer into an ownership interest in the parent company of Parent.

Item 4. Purpose of Transaction.

The information set forth in Item 1 and Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and/or as consideration for services provided to the Issuer. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider ways of maximizing their return on such investment. Subject to the terms of the Sjouwerman Support Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, without limitation, the Issuer’s financial position and strategic direction; price levels of the Common Stock; conditions in the securities markets; various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer; and general economic and industry conditions. The Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, changing their current intentions with respect to any or all matters required to be disclosed in this Schedule 13D. In addition, Mr. Sjouwerman, in his capacity as Chief Executive Officer and a member of board of directors of the Issuer (the “Board”), has engaged and will continue to engage in discussions with management, the Board, stockholders and/or other relevant parties regarding the business, operations, strategy, plans and prospects of the Issuer.

The Merger may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer and other material changes in the Issuer’s business or corporate structure.

Except as set forth herein, the Reporting Persons do not currently have any plans or proposals that relate to, or that would result in, any of the matters listed in clauses (a) through (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a), (b). The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or direct the disposition of, based on the 79,672,881 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Commission on August 4, 2022, plus shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP.

CUSIP No. 49926T104	13D	Page 7 of 9 Pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Sjouwerman Enterprises Limited Partnership	4,378,242	5.2%	4,378,242	0	4,378,242	0
Sjouwerman Management, LLC	4,378,242	5.2%	4,378,242	0	4,378,242	0
Sjouerd Sjouwerman	4,482,058	5.3%	103,816	4,378,242	103,816	4,378,242
Rebecca Weiss Sjouwerman	4,378,242	5.2%	0	4,378,242	0	4,378,242

Sjouwerman Management serves as the general manager to SELP and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by SELP. The Managers are managers of Sjouwerman Management and may each be deemed to share voting, investment and dispositive power with respect to such securities. Each of the Reporting Persons disclaims beneficial ownership of the securities set forth above except for the securities, if any, such Reporting Person holds of record.

In addition, as discussed in Item 2 above, by virtue of the Sjouwerman Support Agreement, each of the Reporting Persons may be deemed to be acting as a group for purposes of Rule 13d-5 under the Act with the other Investors. Each of the Reporting Persons expressly disclaims beneficial ownership of all securities owned by the other Investors. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and, accordingly, none of the other Investors are included as reporting persons herein.

(c). On August 15, 2022, Mr. Sjouwerman vested in 31,250 RSUs granted under the terms of the Issuer’s 2021 Equity Incentive Plan in connection with Mr. Sjouwerman’s service as Chief Executive Officer of the Issuer, and the Issuer withheld 12,298 shares of Class A Common Stock to satisfy related tax withholding obligations, based on the closing price of the Class A Common Stock on Nasdaq on August 15, 2022.

(d). To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 1 above summarizes certain provisions of the Sjouwerman Support Agreement, and is incorporated herein by reference. The description of the Sjouwerman Support Agreement is qualified in its entirety by reference to the full text of the Sjouwerman Support Agreement, a copy of which is attached hereto and incorporated by reference herein.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto.

In addition, as discussed in Item 3 and Item 5 above, Mr. Sjouwerman is party to certain award agreements with the Issuer relating to the grant of RSUs under the terms of the Issuer’s 2021 Equity Incentive Plan in connection with Mr. Sjouwerman’s service as Chief Executive Officer of the Issuer. The terms of the RSU grants are described in the Issuer’s Proxy Statement for 2022 Annual Meeting of Stockholders on Schedule 14A, as filed with the Commission on April 6, 2022.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 49926T104	13D	Page 8 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement

2*#	Support Agreement, dated as of October 11, 2022, by and among KnowBe4, Inc., Sjouwerman Enterprises Limited Partnership, Sjoerd Sjouwerman and Orange Holdco, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 13, 2022).

*

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601. The Reporting Persons will furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

#

Certain confidential portions of this exhibit were omitted by means of marking portions with brackets and asterisks because the identified confidential portions constituted personally identifiable information that is not material.

CUSIP No. 49926T104	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2022

SJOUWERMAN ENTERPRISES LIMITED PARTNERSHIP

By:	SJOUWERMAN MANAGEMENT, LLC
Its:	General Manager

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Manager

By:	/s/ Rebecca Weiss Sjouwerman
Name:	Rebecca Weiss Sjouwerman
Title:	Manager

SJOUWERMAN MANAGEMENT, LLC

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Manager

By:	/s/ Rebecca Weiss Sjouwerman
Name:	Rebecca Weiss Sjouwerman
Title:	Manager

/s/ Sjoerd Sjouwerman
Sjoerd Sjouwerman

/s/ Rebecca Weiss Sjouwerman
Rebecca Weiss Sjouwerman